FOR IMMEDIATE RELEASE
---------------------


                         Contact:   Sridhar Ramasubbu
                                    Wipro
                                    408-557-4402
                                     - or -
                                    James P. Prout
                                    Taylor Rafferty
                                    212-889-4350

WIPRO RECORDS 125% NET INCOME GROWTH FOR THIRD FISCAL QUARTER ENDED DECEMBER 31,
--------------------------------------------------------------------------------
2000/1
-----

Bangalore, India and Santa Clara, California -- January 18, 2001 -- Wipro Limited (NYSE:WIT) today announced financial results under US GAAP for its fiscal third quarter and the nine months ended December 31, 2000.

Highlights:
      . Net Income for third quarter totaled Rs.1.8 billion ($39 million) representing an increase of 125% over corresponding period in last year.1

      . Global IT Services revenue increased 80% for the quarter ended December 31, 2000, at Rs. 4.8 billion ($102 million) and EBIT growth of 105%.

      . R&D Services contributed 50% of total revenue for the third fiscal quarter, representing an increase of 3% up from 47% during the corresponding period last year.

      . 64% of total revenue came from North America, 28% from Europe and 7% from Japan with the balance coming from the rest of the world.

      . Growth in Services-based income in the Indian Services and Products business segment drove EBIT from 6% to 11% for the third fiscal quarter ended December 31, 2000.

      . Rs. 3.6 billion ($78 million) cash generated from operations for the nine-month period ended December 31, 2000.

Total revenues for the quarter ended December 31, 2000 were Rs. 7.5 billion ($160 million), up 25% over the quarter ended December 31, 1999. Net income for the quarter ended December 31, 2000 was Rs. 1.8 billion ($39 million), representing an increase of 125% over the same quarter last year.1 Earnings per share was Rs. 7.96 ($0.17) for the quarter, representing an increase of 122% over the quarter ended December 31, 1999.



-------------------
1/ Excluding a one-time gain of Rs.412 million ($ 9 million) resulting from the issuance of stock by affiliate Wipro Net Ltd. to a minority shareholder. This one-time gain is comprised of an increase in the carrying value of investments in Wipro Net Ltd. of Rs.266 million ($ 6 million), and partial sale of our stake in Wipro Net Ltd. resulting in a gain of Rs. 146 million
($3 million) pursuant to a joint venture agreement.



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

Total revenues for the nine months ended December 31, 2000 were Rs. 21.5 billion ($460 million), representing a 34% increase over the corresponding period in the last year. Net income was Rs. 4.35 billion ($93 million) representing an increase of 136% over net income for the same period last year.1 Earnings per share was Rs. 19.02 ($0.41) for the nine months ended December 31, 2000, representing an increase of 135% over the earnings per share of Rs. 8.10 for the corresponding period last year./1

Azim Premji, Chairman of Wipro, commented on the results: "We are closely watching the growing global concerns about an economic slowdown in the US. Our outlook on the demand for R&D and IT Services has not changed in the last quarter. We see the slowdown in the US economy as an opportunity for Indian Service Providers to convert outsourcing by US Companies into offshore sourcing. This should benefit the ultimate consumer. Our established base in Europe and Japan will help us leverage the growth in these markets."

Global IT Services (64% of Revenues and 83% of Operating Income)

Wipro's Global IT Services business segment recorded revenue of Rs. 4.8 billion ($102 million) for the quarter ended December 31, 2000, representing an increase of 80% over the revenue for the quarter ended December 31, 1999. Earnings before Interest and Tax (EBIT) was Rs. 1.6 billion ($35 million) for the quarter, corresponding to an increase of 105% over EBIT for the same quarter last year.

EBIT increased from 30% for the quarter ended December 31, 1999 to 34% for the quarter ended December 31, 2000. This growth resulted from a higher proportion of revenues coming from R&D Services, which increased from 47% to 50%, and an increase in billing rates per professional by 17%, which was partially offset by lower utilization of professionals by 2% and increase in compensation costs.

Clients with annualized billings in excess of one million dollars increased from 65 for the quarter ended September 30, 2000 to 67 for the quarter ended December 31, 2000. Our largest customer, top 5 and top 10 customers accounted for 8%, 29% and 44% of our total revenue for the quarter ended December 31, 2000, respectively. Twenty-six new clients were added in the quarter ended December 31, 2000, and 82 in the nine-month period ended December 31, 2000. New clients contributed 10% of total revenues in the quarter.

North America, Europe and Japan contributed 64%, 28% and 7% of total revenue in the quarter, respectively, with the balance coming from the rest of the world.

We had 9490 employees as of December 31, 2000. We added 912 employees in the quarter and 2843 professionals in the nine-month period ended December 31, 2000.

Indian IT Services and Products (21% of Revenue and 9% of Operating Income)

Wipro's Indian IT Services and Products business segment (Wipro Infotech) recorded revenue of Rs. 1.6 billion ($34 million) for the quarter ended December 31, 2000. EBIT increased to Rs. 172 million ($4 million) in the quarter, up from Rs.118 million in the same quarter last year.




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

The services component of Wipro's Indian IT Services and Products business segment was the driver of EBIT growth in the quarter. Revenue from the services component increased to 23% of total revenues for the Indian IT Services and Products business segment, representing an increase of 5% from 18% in the corresponding period last year. Return on Capital Employed (ROCE) annualized was 90% for the nine months ended December 31, 2000.

Wipro Infotech won the Golden Peacock Innovative Service Award for Effective Service Delivery using state-of-the-art technology. The award will be presented in the inaugural session of the World Congress on Total Quality 2001 on January 20, 2001. The Golden Peacock Service Award is designed to reward dissemination of leading-edge concepts and international expertise to redefine quality and the role of innovation to meet the challenges of the 21st century.

Consumer Care & Lighting (11% of Revenue and 5% of Operating Income)

Wipro's Consumer Care & Lighting business segment recorded revenue of Rs. 852 million ($18 million) for the quarter ended December 31, 2000, representing an increase of Rs.12 million ($0.25 million) over revenue in the same quarter last year. Earnings Before Interest and Tax (EBIT) was Rs. 109 million ($2.3 million) for the quarter ended December 31, 2000. Return on Capital Employed
(ROCE) was 44% for the nine months ended December 31, 2000.

The Board of Directors of Wipro Limited accepted the early retirement of Mr. Arun Thiagarajan, Vice Chairman, from the Board of Directors of Wipro and commended the contribution made by him.

Wipro Limited results computed under the Indian GAAP, along with individual business segment reports, are available in the Investor Relations section at

www.wipro.com.
-------------

About Wipro Limited:

Wipro Limited is the first SEI CMM Level 5 certified IT Services company globally. Wipro provides Research and Development services to Telecom and Electronic product companies and software solutions to global corporate enterprises.

In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration and IT services. Wipro also has profitable presence in niche market segments of consumer products and lighting.

Wipro's ADSs are listed on the New York Stock Exchange, and its equity shares are listed in India on the Stock Exchange - Mumbai, and the National Stock Exchange, among others.

For more information, please visit our websites at www.wipro.com and
                                                   -------------
www.wiproindia.com.
------------------


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

Forward-looking and cautionary statements

Certain statements in this release concerning our future growth prospects are forward-looking statements which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Wipro has made strategic investments, withdrawal of fiscal governmental incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.
                                                                   -----------
Wipro may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. Wipro does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.

                                     # # #

                               (tables to follow)



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

                                 WIPRO LIMITED
                       CONSOLIDATED STATEMENTS OF INCOME
                    (in Rs. millions, except per share data)

                                                                 Three Months Ended       Nine Months Ended      Year ended
                                                                    December 31,             December 31,         March 31
                                                             ------------------------   --------------------   -------------
                                                                1999    2000    2000     1999     2000    2000         2000
                                                                ----    ----    ----     ----     ----    ----         ----
                                                                     (unaudited)               (unaudited)
Revenues :
          Global IT Services..............................     2,652   4,777   $ 102    7,245   12,531   $ 268       10,206
          Indian IT Services and products.................
          Indian IT Services..............................       377     361       8    1,029    1,213      26        1,423
          Indian  IT Products.............................     1,750   1,224      26    4,575    4,521      97        6,758
          Consumer Care and Lighting......................       841     852      18    2,361    2,424      52        3,223
          Others..........................................       356     279       6      787      814      17        1,381
                                                             -------   -----     ---   ------    -----     ----       -----
                  Total...................................     5,976   7,493   $ 160   15,997   21,503   $ 460       22,991
Cost of revenues :
          Global IT Services..............................     1,316   2,466      53    4,482    6,605     141        6,174
          Indian IT Services and Products.................
          Indian IT Services..............................       165     120       3      443      463      10          609
         Indian IT Products...............................     1,548     888      19    3,788    3,569      76        5,574
         Consumer Care and Lighting.......................       528     580      12    1,688    1,680      36        2,251
         Others...........................................       217     157       3      579      557      12        1,070
                                                             -------   -----     ---   ------    -----     ----       -----
                  Total...................................     3,774   4,211      90   10,980   12,874     275       15,678
                                                             -------   -----     ---   ------    -----     ----       -----
Gross profit                                                   2,202   3,282      70    5,017    8,630     185        7,313
Operating expenses :
Selling, general, and administrative
expenses..................................................     1,242   1,375      29    2,846    3,915      84        3,821
                                                             -------   -----     ---   ------    -----     ----       -----
Operating Income..........................................       960   1,907      41    2,171    4,715     101        3,492
                                                             -------   -----     ---   ------    -----     ----       -----
Gain/(loss)on sale of stock of affiliates,
Including direct issue of stock by affiliate..............       412                      412                           412
Other income/(expense), net...............................       (16)    208       4      (76)     237       5         (155)
Income taxes..............................................      (186)   (299)     (6)    (335)    (627)    (13)        (525)
                                                             -------   -----     ---   ------    -----     ----       -----
Income before share of equity in earnings
of affiliates and minority interest.......................     1,170   1,816      39    2,172    4,325      93        3,224
                                                             -------   -----     ---   ------    -----     ----       -----
Equity in earnings of affiliates..........................        58      18               88       27       -          113
Minority interest.........................................         -       -               (4)       -                   (4)
                                                             -------   -----     ---   ------    -----     ----       -----
Income from continuing operations                              1,228   1,835      39    2,256    4,352      93        3,333
 Income tax benefit on sale of 50% interest in
  discontinued operations.................................       219                      219                           219
                                                             -------   -----     ---   ------    -----    ----        -----
          Net income......................................     1,447   1,835   $  39    2,475    4,352   $  93        3,552
                                                             =======   =====   =====   ======    =====   =====       ======
Earnings per equity share: Basic
       Continuing Operations..............................      5.39    7.96    0.17     9.91    19.02    0.41        14.63
       Discontinued operations............................      0.96                     0.96                          0.96
       Net  income........................................      6.35    7.96    0.17    10.87    19.02    0.41        15.59
Earnings per equity share: Diluted
       Continuing operations..............................      5.39    7.89    0.17     9.90    18.87    0.41        14.58
       Discontinued Operations............................      0.96                     0.96                          0.96
       Net Income.........................................      6.35    7.89    0.17    10.86    18.87    0.41        15.54


===========================================================================================================================


Additional Information
Operating Income
-------------------------------------------------------------

Global IT Services........................................       800   1,637      35    1,896    4,155      89        2,894
Indian IT Services & Products.............................       118     172       4      265      416       9          435
Consumer Care & Lighting..................................       110     109       2      316      266       6          479
Others....................................................       (29)     66       1     (112)      14                  (36)
Reconciling Item..........................................       (39)    (77)     (1)    (194)    (136)     (3)        (280)
                                                             -------   -----     ---   ------    -----    ----        -----
Total.....................................................       960   1,907      41    2,171    4,715     101        3,492
                                                             -------   -----     ---   ------    -----    ----        -----

===========================================================================================================================


                         WIPRO LIMITED
CONSOLIDATED BALANCE SHEETS
---------------------------
        (in Rs. Millions, except share data and unless stated otherwise)

                                                            Nine Months Ended December 31,    As of March 31,
                                                            ------------------------------    ---------------
                                                             1999         2000         2000              2000
                                                             ----         ----         ----              ----
                                                                    (unaudited)
ASSETS
Current assets:
     Cash and cash equivalents.....................           522        5,761        $ 123               784
     Accounts receivable, net of allowances........         4,074        5,383          115             4,431
     Inventories...................................         1,512        1,170           25             1,215
     Deferred income taxes.........................            44          224            5                12
     Other current assets..........................           967        1,752           38               981
                                                         --------     --------       ------          --------
          Total current  assets....................         7,119       14,290          306             7,423
                                                         --------     --------       ------          --------
Investment securities..............................           379        1,324           28               297
Property, plant and equipment, net.................         3,463        5,383          115             3,604
Investments in affiliates..........................           681          645           14               705
Deferred income taxes..............................           374           70            2               256
Intangible assets, net.............................            20          985           21                11
Other assets.......................................           277          532           11               382
                                                         --------     --------       ------          --------
          Total assets                                     12,313       23,229          497            12,678
                                                         ========     ========       ======          ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Borrowings from banks.........................         1,167            8            -                93
     Current portion of long term debt.............           242        1,362           29             1,250
     Accounts Payable..............................         1,870        1,435           31             1,388
     Accrued expenses..............................         1,108        1,867           40             1,490
     Advances from customers.......................           524          715           15               755
     Other current liabilities.....................           563          760           16               435
     Redeemable preferred stock....................           269                                         250
                                                         --------     --------       ------          --------
          Total current liabilities................         5,743        6,147          131             5,661
                                                         --------     --------       ------          --------
Long-term debt, excluding current portion..........          1343          120            3               211
Deferred income taxes..............................            74            9            -                18
Other liabilities..................................            42           44            1               102
                                                         --------     --------       ------          --------
          Total liabilities                                 7,202        6,320          135             5,992
                                                         --------     --------       ------          --------
Stockholders' equity
Equity shares at Rs. 2 par value:  235,000,000 shares
 authorized as of December 31, 1999 and March 31, 2000
 and 375,000,000 shares authorized as of December 31,
 2000; Issued and outstanding : 229,156,350 shares
 as of March 31, 2000 and December 31, 1999 and
 232,391,814shares as of December 31, 2000.........           458          465           10               458
Additional paid-in capital.........................           394        6,665          143               800
Deferred stock compensation........................          (302)        (133)          (3)             (209)
Accumulated other comprehensive income.............             2            1                              2
Retained earnings..................................         4,559        9,911          212             5,635
Equity shares held by a controlled Trust:, 1,216,460,
 1,263,510 and  1,272,785 shares as of March 31,2000,
 December 31,1999 and December 31, 2000............             *            *            *                 *
                                                         --------     --------       ------          --------
          Total stockholders' equity                        5,111       16,909          362             6,686
                                                         --------     --------       ------          --------
Total liabilities and stockholders' equity                 12,313       23,229          497            12,678
                                                         ========     ========       ======          ========
* Equity shares held by a controlled trust             Rs. 69,500   Rs. 74,900                     Rs. 74,900

                                     # # #